PROFESSIONAL SERVICES AGREEMENT

            This PROFESSIONAL SERVICES AGREEMENT is made as of the 14th day of December, 2011 between PASSPORT POTASH, INC., a British Columbia corporation ("Passport"), and R. DENNIS ICKES. ("Advisor").

            WHEREAS Passport wishes to extend an agreement for professional services (the "Agreement") to Advisor and Advisor wishes to be engaged by Passport;

             NOW THEREFORE in consideration of the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.

Professional Services. Advisor agrees to serve as an advisor on the Passport advisory board and to perform such services for Passport as Passport and Advisor may from time to time agree, as set forth more specifically below:

(a)        Advisor’s duties and responsibilities shall include, but not be limited to, the following:

(i)

Secure from the Hopi Tribe an agreement, whereby Passport acquires the authority to develop the potash mineral rights, either through purchase, lease or joint venture or other business relationship, to lands owned by the Hopi Tribe in fee within the Holbrook Basin in Arizona outside its reservation boundaries.

(ii)	Secure for Passport mineral exploration permits from the State of Arizona for State sections in the Holbrook Basin which were closed by the State Land Commissioner in Closure Order No. 047- 2005/2006.

(iii)	Secure for Passport the potash extraction rights for those Federal sections which lie under the Petrified Forest National Park.

(iv)

Secure from the Navajo Tribe an agreement, whereby Passport acquires the authority to develop the potash mineral rights, either through purchase, lease or joint venture or other business relationship, to Navajo Tribal lands within the Holbrook Basin in Arizona. (collectively, the “Duties” or “Services”)

(b)        Advisor agrees that during the Term he will devote at least forty (40) hours per month to his Duties. Passport will periodically provide the Advisor with a schedule of the requested hours, responsibilities and deliverables for the applicable period of time. The duties will be scheduled on an as-needed basis. The Parties shall attempt to accommodate each other’s schedules.

(c)        The Advisor represents and warrants to Passport that he is under no contractual or other restrictions or obligations which are inconsistent with the execution of this Agreement, or which will interfere with the performance of his Duties. Consultant represents and warrants that the execution and performance of this Agreement will not violate any policies or procedures of any other person or entity for which he performs Services concurrently with those performed herein. The Parties shall attempt to accommodate each other’s schedules.

2.	Compensation. As full consideration for performance hereof, Passport will compensate Advisor as follows:

(a)        Subject to the provisions hereof, Passport shall pay Advisor a fee of three thousand dollars ($3,000.00) per month commencing on _____________, 2011 and continuing so long as this Agreement is in force for services provided to Passport. The Advisor shall submit monthly the Duties performed and a summary of his activities. The fee shall be paid within fifteen (15) days of Passport’s receipt of the report and invoice.

(b)        Advisor shall be entitled to prompt reimbursement for all pre-approved expenses incurred in the performance of his Duties, upon submission and approval of written statements and receipts.

(c)        Upon execution of this Agreement Passport shall issue a corporate stock option to Advisor for 100,000 options to purchase common shares of Passport set at the market price as of the next available issuance, and good for a two-year term, subject to any required Exchange and shareholder approvals.

(d)        Upon the successful completion of any of the duties delineated in paragraph 1(a)(i) through (iv) above, Passport shall issue a corporate stock option to Advisor for 100,000 options to purchase common shares of Passport set at the market price as of the next available issuance following completion of the duty, and good for a two-year term, subject to any required Exchange and shareholder approvals.

3.

Compliance with Law and Corporate Policy. In connection with the performance of the Services, Advisor shall comply with and observe all applicable laws, regulations and orders of any proper authority having jurisdiction over the Services together with all corporate policies of Passport in effect from time to time.

4.

Termination. It is agreed that Passport and Advisor shall have the right to terminate this Agreement at any time during the Services Period by giving the other party thirty (30) days written notice ("Notice of Termination"). If Passport gives Notice of Termination to Advisor, it will be at the address provided for herein. If Advisor gives Notice of Termination to Passport, it will be at the address provided for herein.

5.

Non-Compete. Advisor agrees that he will not during the term of this Agreement and for a period of six (6) months from the date a Notice of Termination is given, without the written consent of the directors and officers of Passport (i) directly or indirectly render services of a business, professional, or commercial nature (whether for compensation or otherwise) to any person or entity competitive with, or adverse to, Passport’s business welfare, (ii) engage in any activity whether alone or as a partner, or as an officer, director, employee, consultant, independent contractor, or stockholder in any other corporation which is competitive with, or adverse to, Passport’s business welfare, (iii) hire or solicit for hire any of Passport’s employees, prospective employees, or consultants, (iv) solicit the business of any client of Passport or any prospective client of Passport that had been solicited by Passport during one (1) year preceding the giving of the Notice of Termination or, (v) enter into any agreements with any supplier of Passport regarding the sale or distribution of products of the supplier.

6.

Confidentiality. Advisor shall not during the Professional Services Period directly or indirectly use, disseminate, or disclose, or authorize anyone else to use, disseminate, or disclose to any person, firm, or business entity any Confidential Information or trade secrets of Passport. For purposes of this Agreement, the term "Confidential Information" means all information relating to Passport, and to Passport’s businesses, operations, properties, products, markets, or financial positions that is delivered or disclosed by Passport or any of its officers, directors, partners, members, employees, agents, affiliates, subsidiaries, or shareholders, or which Advisor learns or obtains through observation or analyses, interpretations, compilations, studies, or evaluations of such information. The term "Confidential Information" does not include information that (a) is in Advisor's possession prior to commencement of the Services Period, (b) is in the public domain prior to the Services Period, or (c) lawfully enters the public domain through no violation of this Agreement. Confidential Information shall be used by Advisor only in connection with the performance of the Services under this Agreement.

7.

Indemnification. Passport and Advisor hereby indemnify and agree to defend and hold harmless the other from and against any and all claims, demands and actions, and any liabilities, damages or expenses resulting therefrom, including court costs and reasonable attorney's fees, arising out or relating to the Services performed under this Agreement or the representations and warranties made in connection herewith. The obligations hereunder shall survive the termination of this Agreement.

8.	Independent Contractor. Advisor acknowledges that he is not an agent, partner, joint venturer, nor employee of Passport.

9.	Assignment. This Agreement may not be assigned by Advisor without Passport's prior written consent.

10.	Amendment. This Agreement, including the Exhibits attached hereto, may be amended only by a writing signed by Advisor and duly authorized by a representative of Passport.

11.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.

12.

Notices. Any notice required or permitted to be given hereunder shall be in writing and shall be sufficiently given if hand delivered or if mailed by prepaid registered mail addressed to the other party at the following addresses or to such other addresses as the parties may advise each other from time to time in writing.

If to Advisor:	R. Dennis Ickes
4257 Panorama Dr.
Salt Lake City, Utah 84124

If to Passport:	Passport Potash, Inc.
Attn: Josh Bleak
3266 W. Galveston #101
Apache Junction, Arizona 85120

Any notice shall be deemed to have been received by the parties (a) if hand delivered on the date of delivery, or (b) if mailed on the fourth business day following the date of mailing, provided that in the event of disruption of the postal system for any reason whatsoever that notice shall only be sufficiently delivered by hand.

13.

Entire Agreement. This Agreement represents the entire understanding and agreement concerning the Services. Each of the parties shall from time to time and, at all times, do all further acts and execute and deliver all such further documents and assurances, as may be reasonably required, in order to fully perform and carry out the terms of this Agreement.

14.	IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the __ day of ________________, 2011.

R. DENNIS ICKES

PASSPORT POTASH, INC.
Per:
Name: _________________________________
Title: Chief Executive Officer